Exhibit (a)(5)(x)

ORACLE ASSUMES CONTROL OF RETEK

Oracle Controls 92.8 Percent of Retek Shares
Subsequent Offering Period Expires April 11

      REDWOOD SHORES, Calif., April 5, 2005 – Oracle Corporation (NASDAQ: ORCL) today announced that Retek Inc. (NASDAQ: RETK) stockholders have validly tendered approximately 83.0 percent of Retek outstanding stock (including shares tendered by notice of guaranteed delivery). Together with the 9.8 percent of Retek outstanding stock previously acquired by Oracle, Oracle now controls approximately 92.8 percent of Retek outstanding stock.

      Additionally, Oracle will designate five representatives to serve on Retek’ s board of directors to replace Retek board members who will resign, giving Oracle majority board representation. Three of the current Retek board members will remain on the Retek board until the merger between the companies is completed.

      The initial offering period of Oracle’s tender offer to purchase all of the outstanding shares of common stock of Retek expired at 12:00 midnight, New York City time, on Tuesday, April 5, 2005. Oracle has accepted for payment the approximately 47,690,333 shares tendered in the offer. Oracle announced a subsequent offering period commencing on Wednesday, April 6, 2005 and expiring on Monday, April 11, 2005 at 5:00 p.m., New York City time.

      Oracle expects to complete the second-step merger shortly after expiration of the subsequent offering period. The subsequent offering period will permit all stockholders who did not tender shares in the initial offering period to obtain the $11.25 per share offer price for their shares prior to consummation of the second-step merger.

      During the subsequent offering period, Oracle’s acquisition subsidiary Ruby Merger Corp. will accept for payment and promptly pay for Retek shares as they are tendered. Stockholders who tender shares during such period will be paid the same $11.25 per share cash consideration paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. Ruby Merger Corp. may extend the subsequent offering period. If the subsequent offering period is extended, Ruby Merger Corp. will notify the depositary for the offer and issue a press release prior to 9:00 a.m. New York City time on the first business day following the date the subsequent offering period was scheduled to expire.

      Oracle is the world's largest enterprise software company. For more information about Oracle, including supplemental financial information, please call Investor Relations at (650) 506-4073 or visit Oracle on the web at www.oracle.com/investor.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY RETEK'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION FILED ON MARCH 9, 2005, AS AMENDED AND RESTATED ON MARCH 23, 2005. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS MAY OBTAIN THE AMENDED AND RESTATED OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM ORACLE CORPORATION.